# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Serve Robotics Inc., CIK 0001832483
CUSIP: 81758H106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 730 Broadway, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 08/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001734961

## Reporting persons
- Khosla Ventures Seed D, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 49,871; sole dispositive power 0; shared dispositive power 49,871; aggregate amount beneficially owned 49,871 (0.1% of the class)
- Khosla Ventures Seed Associates D, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 49,871; sole dispositive power 0; shared dispositive power 49,871; aggregate amount beneficially owned 49,871 (0.1% of the class)
  Comment: Limited Liability Company
- Khosla Ventures Seed E, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,672,834; sole dispositive power 0; shared dispositive power 4,672,834; aggregate amount beneficially owned 4,672,834 (7.3% of the class)
- Khosla Ventures Seed Associates E, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,672,834; sole dispositive power 0; shared dispositive power 4,672,834; aggregate amount beneficially owned 4,672,834 (7.3% of the class)
  Comment: Limited Liability Company
- Khosla Ventures VI, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 78,619; sole dispositive power 0; shared dispositive power 78,619; aggregate amount beneficially owned 78,619 (0.1% of the class)
- Khosla Ventures Associates VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 78,619; sole dispositive power 0; shared dispositive power 78,619; aggregate amount beneficially owned 78,619 (0.1% of the class)
  Comment: Limited Liability Company
- VK Services, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,801,324; sole dispositive power 0; shared dispositive power 4,801,324; aggregate amount beneficially owned 4,801,324 (7.5% of the class)
  Comment: Limited Liability Company
- Vinod Khosla: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,801,324; sole dispositive power 0; shared dispositive power 4,801,324; aggregate amount beneficially owned 4,801,324 (7.5% of the class)

## Item 1. Issuer
Name of issuer: Serve Robotics Inc.
Address of issuer's principal executive offices: 730 Broadway, Redwood City, CA 94063

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Khosla Ventures Seed D, LP

Khosla Ventures Seed Associates D, LLC

Khosla Ventures Seed E, LP

Khosla Ventures Seed Associates E, LLC

Khosla Ventures VI, LP

Khosla Ventures Associates VI, LLC

VK Services, LLC

Vinod Khosla
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is 2128 Sand Hill Road, Menlo Park, CA 94025.
Citizenship: Mr. Khosla is a citizen of the United States. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date of this filing, based upon 60,022,728 shares of Common Stock outstanding as of the closing of the Issuer's merger on August 15, 2025.

Includes 49,871 shares of Common Stock held of record by Khosla Ventures Seed D, LP, 672,834 shares of Common Stock held of record by Khosla Ventures Seed E, LP, and 78,619 shares of Common Stock held of record by Khosla Ventures VI, LP. In addition, Khosla Ventures Seed E, LP is the record holder of 4,000,000 shares of Common Stock underlying warrants, which are currently exercisable.

Vinod Khosla is the managing member of VK Services, LLC, which is the sole manager of each of (i) Khosla Ventures Seed Associates D, LLC, which is the general partner of Khosla Ventures Seed D, LP, (ii) Khosla Ventures Seed Associates E, LLC, which is the general partner of Khosla Ventures Seed E, LP and (iii) Khosla Ventures Associates VI, LLC, which is the general partner of Khosla Ventures VI, LP.

Accordingly, Vinod Khosla and VK Services, LLC may be deemed to share beneficial ownership of the securities held of record by Khosla Ventures Seed D, LP, Khosla Ventures Seed E, LP, and Khosla Ventures VI, LP. In addition, Khosla Ventures Seed Associates D, LLC, Khosla Ventures Seed Associates E, LLC and Khosla Ventures Associates VI, LLC may also be deemed to share beneficial ownership of the securities held of record by Khosla Ventures Seed D, LP, Khosla Ventures Seed E, LP, and Khosla Ventures VI, LP, respectively. Each of them disclaims beneficial ownership of such securities.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Khosla Ventures Seed D, LP: By: Khosla Ventures Seed Associates D, LLC, its GP, By: VK Services, LLC, its sole manager, By: Vinod Khosla, its managing member,, /s/ Vinod Khosla (09/15/2025)
- Khosla Ventures Seed Associates D, LLC: By: VK Services, LLC, its sole manager, By: Vinod Khosla, its managing member,, /s/ Vinod Khosla (09/15/2025)
- Khosla Ventures Seed E, LP: By: Khosla Ventures Seed Associates E, LLC, its GP, By: VK Services, LLC, its sole manager, By: Vinod Khosla, its managing member,, /s/ Vinod Khosla (09/15/2025)
- Khosla Ventures Seed Associates E, LLC: By: VK Services, LLC, its sole manager, By: Vinod Khosla, its managing member,, /s/ Vinod Khosla (09/15/2025)
- Khosla Ventures VI, LP: By: Khosla Ventures Associates VI, LLC, its GP, By: VK Services, LLC, its sole manager, By: Vinod Khosla, its managing member,, /s/ Vinod Khosla (09/15/2025)
- Khosla Ventures Associates VI, LLC: By: VK Services, LLC, its sole manager, By: Vinod Khosla, its managing member,, /s/ Vinod Khosla (09/15/2025)
- VK Services, LLC: By: Vinod Khosla, its managing member,, /s/ Vinod Khosla (09/15/2025)
- Vinod Khosla: /s/ Vinod Khosla, Vinod Khosla (09/15/2025)
Comment: Exhibit 24: Power of Attorney
Exhibit 99: Joint Filing Agreement

Exhibit 99

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of September 15, 2025.

Khosla Ventures Seed D, LP
By: Khosla Ventures Seed Associates D, LLC, its general partner, By: VK Services, LLC, its sole manager

By: /s/ Vinod Khosla
Name: Vinod Khosla
Title: Managing member

Khosla Ventures Seed Associates D, LLC
By: VK Services, LLC, its sole manager

By: /s/ Vinod Khosla
Name: Vinod Khosla
Title: Managing member

Khosla Ventures Seed E, LP
By: Khosla Ventures Seed Associates E, LLC, its general partner, By: VK Services, LLC, its sole manager

By: /s/ Vinod Khosla
Name: Vinod Khosla
Title: Managing member

Khosla Ventures Seed Associates E, LLC
By: VK Services, LLC, its sole manager

By: /s/ Vinod Khosla
Name: Vinod Khosla
Title: Managing member

Khosla Ventures VI, LP
By: Khosla Ventures Associates VI, LLC, its general partner, By: VK Services, LLC, its sole manager

By: /s/ Vinod Khosla
Name: Vinod Khosla
Title: Managing member

Khosla Ventures Associates VI, LLC
By: VK Services, LLC, its sole manager

By: /s/ Vinod Khosla
Name: Vinod Khosla
Title: Managing member

VK Services, LLC
By: /s/ Vinod Khosla
Name: Vinod Khosla
Title: Managing member

Vinod Khosla

/s/ Vinod Khosla